UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 7, 2015

Commission File Number 000-28996

ELBIT IMAGING LTD.
  (Translation of Registrant’s Name into English)

7 MOTA GUR STREET, PETACH TIKVA, ISRAEL
  (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

In connection with the upcoming 2015 Annual General Meeting of Shareholders of Elbit Imaging Ltd. (the "Company")  scheduled for Monday, October 19, 2015, shareholders registered in the Company's shareholders register in Israel and shareholders who hold shares through members of the Tel Aviv Stock Exchange will not be able to vote via the electronic voting system of the Israeli Securities Authority with respect to Item No. 2 on the 2015 Annual General Meeting's agenda .

Votes previously submitted via the electronic voting system of the Israeli Securities Authority with respect to Item No. 2 are not valid. Such shareholders may vote their shares with respect to Item No. 2, either by attending the Meeting and voting their shares in person, or by completing the published proxy card, signing and dating it, and mailing it to the Company's office by registered mail or by messenger. Shareholders who hold shares through members of the Tel Aviv Stock Exchange, must deliver to us, with the signed and dated proxy card, a confirmation of ownership (ishur baalut) issued by the applicable bank or broker, confirming their ownership of the Shares as of the record date.  Shareholders may access the proxy statement and the proxy card via the following websites: http://magna.isa.gov.il and http://maya.tase.il.

Shareholders who hold shares through members of the Tel Aviv Stock Exchange may use the electronic voting system for the purpose of ownership confirmation (ishur baalut).

This Report on Form 6-K is hereby incorporated by reference into Elbit Imaging Ltd.’s registration statement on Form F-1 (registration statements no. 333-194519), Registration Statement on Form F-3 (registration statement no. 333-172122) and Registration Statements on Form S-8 (registration statements Nos. 333-117509, 333-130852, 333-136684 and 333-152820), and to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 7, 2015	ELBIT IMAGING LTD. (Registrant) By: /s/ Ron Hadassi —————————————— Ron Hadassi Chairman of the Board of Directors